news release

ARCELORMITTAL REPORTS THIRD QUARTER 2010 RESULTS

Luxembourg, October 26, 2010 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Brussels, Luxembourg), MTS (Madrid)), the world’s leading steel company, today announced results1 for the three months and nine month periods ended September 30, 2010.

Highlights for the three months ended September 30, 2010:
●	Health and Safety frequency rate2 was 1.9x in Q3 2010 as compared with 1.8x at Q2 2010
●	EBITDA3 of $2.3 billion in Q3 2010
●	Net debt4 increased by $1.8 billion to $22.1 billion during Q3 2010 primarily due to foreign exchange impacts and increased working capital

Performance and industrial plan:
●	Capacity utilization decreased to 71% in Q3 2010 from 78% in Q2 2010 due to seasonal slowdown
●	$3.0 billion of annualized sustainable cost reduction achieved by the end of Q3 2010 (same level as Q2 2010); On track to reach $5.0 billion by end of 2012
●	Own iron ore production to reach approximately 50 million tonnes by end of 2010

Guidance for the three months ended December 31, 2010:
●	EBITDA expected to be between $1.5 billion – $1.9 billion (average steel selling prices and EBITDA/tonne are expected to decline)
●	Capacity utilization is expected to remain at Q3 2010 levels but shipments are expected to increase

Financial highlights (on the basis of IFRS1, amounts in USD):

(USDm) unless otherwise shown	3Q 10	2Q 10	3Q 09	9M 10	9M 09
Sales	$21,039	$21,651	$16,170	$61,342	$46,468
EBITDA	2,265	3,002	1,610	7,155	3,714
Operating Income / (Loss)	1,057	1,723	326	3,466	(2,341)
Net Income / (Loss)	1,350	1,704	910	3,733	(945)

Iron Ore Production (Mt)	17.4	16.4	13.1	49.6	37.1
Crude Steel Production (Mt)	22.7	24.8	19.6	70.6	50.7
Steel Shipments (Mt)	21.0	22.8	18.2	65.2	51.1
EBITDA/tonne (US$/t)	108	132	89	110	73
Operating Income (loss)/tonne (US$/t)	50	76	18	53	(46)
Basic Earnings Per Share (USD)	0.89	1.13	0.60	2.47	(0.66)

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

In Q3 the business performed towards the lower end of our expectations against a background of seasonally lower volumes, weakening spot prices and higher costs. Our outlook for Q4 remains cautious as the expected higher input prices continue to work through the business and demand remains muted, though with some regional differences.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL THIRD QUARTER 2010 RESULTS
ArcelorMittal, the world’s leading steel company, today announced results for the three months ended September 30, 2010.

Corporate responsibility performance and initiatives

Health and safety - Own personnel and contractors lost time injury frequency rate2

Total safety performance in steel and mining operations, based on own personnel figures and contractors lost time injury frequency rate, deteriorated to 1.9 for the third quarter of 2010 as compared to 1.8 in the second quarter of 2010. Deterioration in the safety performance of our mining operations, Long Carbon Americas and Europe, and Asia Africa and CIS operations was only partially offset by improvements in the Stainless Steel, Flat Carbon Europe, Flat Carbon Americas and Distribution Solutions operations.

Own personnel and contractors - Frequency Rate
Lost time injury frequency rate	3Q 10	2Q 10	3Q 09	9M 10	9M 09
Total Mines	1.7	1.6	2.2	1.7	2.6

Lost time injury frequency rate	3Q 10	2Q 10	3Q 09	9M 10	9M 09
Flat Carbon Americas	1.7	1.9	1.3	1.8	1.9
Flat Carbon Europe	2.1	2.5	2.0	2.3	1.7
Long Carbon Americas and Europe	2.3	2.1	1.8	2.2	1.9
Asia Africa and CIS	1.2	0.6	1.5	0.9	1.0
Stainless Steel	2.2	3.0	2.8	2.5	1.3
Distribution Solutions	2.3	2.4	4.6	2.7	3.9
Total Steel	1.9	1.8	1.9	1.9	1.7

Lost time injury frequency rate	3Q 10	2Q 10	3Q 09	9M 10	9M 09
Total (Steel and Mines)	1.9	1.8	2.0	1.9	1.8

Key initiatives for the three months ended September 30, 2010

•
In September 2010, ArcelorMittal secured entry to the Dow Jones Sustainability World Index (“DJSI World”). The Dow Jones Sustainability Index tracks the financial performance of the leading sustainability-driven companies worldwide. Securing recognition from this benchmarking index for the first time represents a significant milestone on the Company's journey towards delivering safe, sustainable steel. ArcelorMittal is now a member of the two major sustainability and corporate responsibility indexes; the DJSI World and the FTSE4Good Index series.

•
ArcelorMittal has published a human rights policy which outlines respect for all human rights, ranging from safe working environments to freedom of association, wherever the Company operates. The human rights policy complements existing policies such as the code of business conduct, health and safety, environment and human resource policies and the anti-corruption guidelines. The human rights policy also supports the commitments the Company has already made to the United Nations universal declaration of human rights, the core conventions of the international labour organisation (“ILO”) and the United Nations global compact.

Analysis of results for the three months ended September 30, 2010 versus the three months ended June 30, 2010 and the three months ended September 30, 2009

ArcelorMittal recorded net income for the three months ended September 30, 2010 of $1.4 billion, or $0.89 per share, as compared with net income of $1.7 billion, or $1.13 per share, for the three months ended June 30, 2010, and net income of $0.9 billion, or  $0.60 per share, for the three months ended September 30, 2009.

Total steel shipments for the three months ended September 30, 2010 were 21.0 million metric tonnes as compared with 22.8 million metric tonnes for the three months ended June 30, 2010, and 18.2 million metric tonnes for the three months ended September 30, 2009.

Sales for the three months ended September 30, 2010 declined 3% to $21.0 billion as compared with $21.7 billion for the three months ended June 30, 2010, and were up 30% as compared with $16.2 billion for the three months ended September 30, 2009.  Sales were lower during the third quarter of 2010 as compared to the second quarter of 2010 due to seasonally lower volumes (-8%),  partly offset by higher average steel selling prices (+4%).

Operating income for the three months ended September 30, 2010 was $1.1 billion, as compared with $1.7 billion for the three months ended June 30, 2010 and $0.3 billion for the three months ended September 30, 2009.

Depreciation expense remained flat at $1.2 billion for the three months ended September 30, 2010 as compared with each of the three months ended June 30, 2010 and September 30, 2009, respectively.

Impairment cost for the three months ended September 30, 2010 was $26 million relating to impairment of a pickling line in Liege, Belgium. Impairment cost for the three months ended June 30, 2010 was $119 million and resulted from the sale of the Anzherkoye steam coal mine in Russia which occurred in July 2010.  Impairment cost for the three months ended September 30, 2009 was $62 million, and resulted from the impairment of ArcelorMittal Galati’s coke oven assets.

Operating performance for the three months ended September 30, 2010 included a non-cash gain of $85 million relating to unwinding of hedges on raw material purchases as compared to a $92 million gain recorded in the three months ended June 30, 2010.

Income from equity method investments and other income for the three months ended September 30, 2010 was $108 million, as compared to $183 million and $99 million for the three months ended June 30, 2010 and September 30, 2009, respectively. Income from equity method investments decreased during the third quarter of 2010 primarily as a result of declines in the operating performance of our Chinese investees.

Net interest expense (including interest expense and interest income) increased to $378 million for the three months ended September 30, 2010 from $308 million for the three months ended June 30, 2010, primarily due to the impact of exchange rate fluctuations and additional interest on account of a new bond issuance during the quarter. Net interest expense for the three months ended September 30, 2009 was $387 million.

During the three months ended September 30, 2010, the Company also recorded a financial gain of $24 million, as compared to a $555 million gain in the second quarter of 2010 primarily as a result of mark-to-market adjustments relating to its convertible bonds issued in 2009. The gain was lower in the most recent quarter due to the fact that the euro convertible bond varied insignificantly.  During the three months ended September 30, 2009, the Company has recorded a loss of $110 million as a result of this mark-to-market adjustment.

Foreign exchange and other net financing costs5 for the three months ended September 30, 2010 amounted to $27 million as compared to $479 million for the three months ended June 30, 2010. The primary factor contributing to the lower expenses in the most recent quarter was the effect of US dollar depreciation on deferred tax assets held in euros which contributed to a net foreign exchange gain of $193 million (in the second quarter foreign exchange was a loss of $214 million). Foreign exchange and other net financing gains for the three months ended September 30, 2009 had amounted to $106 million.

Gains related to the fair value of other derivative instruments for the three months ended September 30, 2010 amounted to $16 million, as compared with gains of $34 million and $6 million for the three months ended June 30, 2010 and September 30, 2009, respectively.

ArcelorMittal recorded an income tax benefit of $566 million for the three months ended September 30, 2010, as compared to an income tax benefit of $75 million for the three months ended June 30, 2010. The income tax benefit for the three months ended September 30, 2009 was $888 million.

Profits attributable to non-controlling interests for the three months ended September 30, 2010 were $16 million as compared with $79 million and $18 million for the three months ended June 30, 2010 and September 30, 2009, respectively.  Third quarter profits attributable to non-controlling interests were lower primarily on account of a significant reduction in income from South African operations.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed Projects

Segment	Site	Project	Capacity / particulars	Actual Completion
FCA	ArcelorMittal Tubarão (Brazil)	Hot strip mill expansion project	Hot strip mill capacity increase from 2.7mt to 4mt / year	4Q 09
FCA	Volcan (Mexico)	Mine development	Production increase of 1.6mt of iron ore in 2010	4Q 09
FCA	ArcelorMittal Tubarão (Brazil)	Vega do Sul expansion plan	Increase in HDG production of 350kt / year	2Q 10
FCA	ArcelorMittal Dofasco (Canada)	Primary steelmaking optimization	Increase of slab capacity by 630kt / year	2Q 10

Ongoing(a) Projects

Segment	Site	Project	Capacity / particulars	Forecasted Completion
FCE	ArcelorMittal Dunkerque (France)	Modernization of continuous caster No.21	Slab capacity increase by 0.8mt / year	4Q 10
-	Princeton Coal (USA)	Underground mine expansion	Capacity increase by 0.7mt	4Q 10
AACIS	Liberia mines	Greenfield Liberia	Iron ore production of 15mt / year	2011(b)
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt	2012
-	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	2012
FCA	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	2013

a)	Ongoing projects refer to projects for which construction has begun and exclude various projects that are under development such as in India.
b)	Iron ore mining production is expected to commence in 2011 with initial annual production of 1 million tonnes.

Projects through Joint Ventures

Country	Site	Project	Capacity / particulars	Forecasted completion
Saudi Arabia	Al-Jubail	Seamless tube mill	Capacity of 600kt of seamless tube	2012
China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2mt for the auto market	To be determined6
China	Hunan Province	VAME Electrical Steel JV	Capacity of 0.3mt of electrical steel	To be determined6
Iraq	Sulaimaniyah (Northern Iraq)	Rebar Mill	Rebar capacity of 0.25mt / year	2012

Analysis of segment operations for the three months ended September 30, 2010 as compared to the three months ended June 30, 2010

Flat Carbon Americas

(USDm) unless otherwise shown	3Q 10	2Q 10	3Q 09	9M 10	9M 09
Sales	$4,750	$5,135	$3,287	$14,316	$9,271
EBITDA	771	1,075	332	2,420	595
Operating Income / (Loss)	521	819	83	1,666	(937)

Crude Steel Production ('000t)	5,932	5,854	4,323	17,465	11,154
Steel Shipments ('000t)	4,979	5,346	4,162	15,596	11,287
Average Selling Price (US$/t)	826	810	653	786	689
EBITDA/tonne (US$/t)	155	201	80	155	53
Operating Income (loss) /tonne (US$/t)	105	153	20	107	(83)

Flat Carbon Americas crude steel production remained flat at 5.9 million tonnes for the three months ended September 30, 2010 and June 30, 2010, respectively.

Shipments for the third quarter of 2010 were 5.0 million tonnes, a decline of 7% as compared to 5.3 million tonnes for the three months ended June 30, 2010.  The decline was due to a slow-down in buying by distribution centers in North America, a construction slow-down in western Canada, and lower demand from distributors and lower exports from Brazil.

Sales in the Flat Carbon Americas segment were $4.8 billion for the three months ended September 30, 2010, a decrease of 8% as compared to $5.1 billion for the three months ended June 30, 2010. Sales declined primarily due to lower steel shipments (-7%) offset in part by higher average steel selling prices (+2%).

EBITDA declined to $771 million, with EBITDA/tonne decreasing by $46/tonne to $155/tonne. EBITDA declined in the quarter due to lower volumes as discussed above, higher input costs and lower income from mining operations.

Flat Carbon Europe

(USDm) unless otherwise shown	3Q 10	2Q 10	3Q 09	9M 10	9M 09
Sales	$6,267	$6,590	$4,866	$18,732	$14,047
EBITDA	476	555	271	1,539	1,250
Operating Income / (Loss)	104	217	(168)	459	(770)

Crude Steel Production ('000t)	7,107	8,507	6,718	23,020	15,342
Steel Shipments ('000t)	6,521	7,540	5,601	20,917	15,389
Average Selling Price (US$/t)	855	776	759	794	796
EBITDA/tonne (US$/t)	73	74	48	74	81
Operating Income (loss) /tonne (US$/t)	16	29	(30)	22	(50)

Flat Carbon Europe crude steel production amounted to 7.1 million tonnes for the three months ended September 30, 2010, a decline of 16% as compared to 8.5 million tonnes for the three months ended June 30, 2010 due mainly to a seasonal slowdown.

Shipments for the three months ended September 30, 2010 were 6.5 million tonnes, a decline of 14% as compared to 7.5 million tonnes for the three months ended June 30, 2010 also mainly due to the seasonal slowdown.

Sales in the Flat Carbon Europe segment were $6.3 billion for the three months ended September 30, 2010 a decrease of 5% as compared to $6.6 billion for the three months ended June 30, 2010. Sales declined primarily due to lower steel shipments (-14%) partly offset by higher average steel selling prices (+10%).

EBITDA for the three months ended September 30, 2010 was $476 million, a 14% decline as compared to $555 million for the three months ended June 30, 2010, primarily due to lower volumes and an increase in input costs partly offset by an increase in average steel selling prices. EBITDA and operating results for the three months ended September 30, 2010 and June 30, 2010 included a non-cash gain relating to the unwinding of hedges on raw material purchases of $85 million and $92 million, respectively. EBITDA/tonne remained largely flat in the third quarter of 2010 at $73/tonne, as compared to $74/tonne in the second quarter of 2010.

Long Carbon Americas and Europe

(USDm) unless otherwise shown	3Q 10	2Q 10	3Q 09	9M 10	9M 09
Sales	$5,527	$5,476	$4,328	$15,771	$12,189
EBITDA	633	704	589	1,822	1,184
Operating Income / (Loss)	363	435	292	1,020	50

Crude Steel Production ('000t)	5,472	6,015	4,741	17,225	13,545
Steel Shipments ('000t)	5,772	5,984	5,025	17,450	14,709
Average Selling Price (US$/t)	832	808	740	790	739
EBITDA/tonne (US$/t)	110	118	117	104	80
Operating Income (loss) /tonne (US$/t)	63	73	58	58	3

Long Carbon Americas and Europe crude steel production reached 5.5 million tonnes for the three months ended September 30, 2010, a decrease of 9% as compared to 6.0 million tonnes for the three months ended June 30, 2010 primarily due to seasonal slowdown in Europe.

Shipments for the three months ended September 30, 2010 were 5.8 million tonnes, a decline of 4% as compared to 6.0 million tonnes for the three months ended June 30, 2010 due to the seasonal slowdown in Europe.

Sales in the Long Carbon Americas and Europe segment were $5.6 billion for the three months ended September 30, 2010, basically flat as compared to $5.5 billion for the three months ended June 30, 2010. Overall higher average steel selling prices (+3%) were offset by lower steel shipments (-4%).

EBITDA for the three months ended September 30, 2010 was $633 million, a 10% decline as compared to $704 million for the three months ended June 30, 2010. The third quarter of 2010 EBITDA included $67 million relating to income associated with the revaluation of certain forestry assets. During the third quarter of 2010, EBITDA/tonne decreased by $8/tonne (-7%) to $110/tonne as compared to $118/tonne in the second quarter of 2010. Operating performance was weaker in European operations due to the seasonal slowdown as well as higher costs at the Company’s integrated steel making facilities.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	3Q 10	2Q 10	3Q 09	9M 10	9M 09
Sales	$2,558	$2,560	$1,987	$7,266	$5,353
EBITDA	360	483	235	1,118	692
Operating Income / (Loss)	208	338	96	679	98

Crude Steel Production ('000t)	3,726	3,885	3,382	11,295	9,512
Steel Shipments ('000t)	3,261	3,409	3,043	9,874	8,694
Average Selling Price (US$/t)	630	624	514	604	491
EBITDA/tonne (US$/t)	110	142	77	113	80
Operating Income (loss) /tonne (US$/t)	64	99	32	69	11

AACIS segment crude steel production was 3.7 million tonnes for the three months ended September 30, 2010, a decrease of 4% as compared to 3.9 million tonnes for the three months ended June 30, 2010 due mainly to weaker demand.

Shipments for the three months ended September 30, 2010 were 3.3 million tonnes, a decline of 4% as compared to 3.4 million tonnes for the three months ended June 30, 2010 due mainly to weak demand in South Africa.

Sales in the AACIS segment remained flat at $2.6 billion for the three months ended September 30, 2010 and for the three months ended June 30, 2010. Average steel selling prices were slightly higher and this was offset by lower shipments.

EBITDA for the three months ended September 30, 2010 was $360 million, 25% lower as compared to $483 million for three months ended June 30, 2010. During the third quarter of 2010, EBITDA/tonne decreased by $32/tonne (-22%) to $110/tonne as compared to $142/tonne in the second quarter of 2010. Operating performance declined compared with the second quarter of 2010, primarily due to the deterioration in our South African operations.

Stainless Steel

(USDm) unless otherwise shown	3Q 10	2Q 10	3Q 09	9M 10	9M 09
Sales	$1,350	$1,537	$1,061	$4,180	$2,981
EBITDA	103	191	133	443	145
Operating Income / (Loss)	29	119	51	219	(182)

Crude Steel Production ('000t)	455	588	460	1,589	1,164
Steel Shipments ('000t)	442	482	354	1,360	1,032
Average Selling Price (US$/t)	2,864	3,014	2,882	2,879	2,739
EBITDA/tonne (US$/t)	233	396	376	326	141
Operating Income (loss) /tonne (US$/t)	66	247	144	161	(176)

Stainless Steel segment crude steel production reached 455 thousand tonnes for the three months ended September 30, 2010, a decrease of 23% as compared to 588 thousand tonnes for the three months ended June 30, 2010, due to lower demand and in particular due to the seasonal slowdown in Europe.

Shipments for the three months ended September 30, 2010 were 442 thousand tonnes, a decline of 8% as compared to 482 thousand tonnes for the three months ended June 30, 2010 due to seasonal slowdown in Europe.

Sales in the Stainless Steel segment were $1.4 billion for the three months ended September 30, 2010, a decrease of 12% as compared to $1.5 billion for the three months ended June 30, 2010. Sales declined primarily due to lower steel shipments (-8%) as discussed above and lower average steel selling prices (-5%) due to a weak market environment and pressure from imports.

EBITDA for the three months September 30, 2010 was $103 million, 46% lower as compared to $191 million for the three months ended June 30, 2010 due to lower shipments and the lower selling prices resulting from the weak market environment and seasonal slowdown in Europe. EBITDA in the third quarter of 2010 included $35 million of income associated with revaluation of certain forestry assets. EBITDA/tonne decreased by $163/tonne (-41%) to $233/tonne as compared to $396/tonne in the second quarter of 2010.

Distribution Solutions7

(USDm) unless otherwise shown	3Q 10	2Q 10	3Q 09	9M 10	9M 09
Sales	$3,977	$3,999	$3,246	$11,468	$10,035
EBITDA	126	187	20	370	(115)
Operating Income / (Loss)	82	142	(39)	228	(495)

Steel Shipments ('000t)	4,467	4,602	4,207	13,422	12,627
Average Selling Price (US$/t)	855	833	736	820	758

Shipments for the three months ended September 30, 2010 was 4.5 million tonnes, a reduction of 3% as compared to 4.6 million tonnes for the three months ended June 30, 2010 primarily due to seasonal slowdown in Europe.

Sales in the Distribution Solutions segment remained flat at $4.0 billion for the three months ended September 30, 2010 as compared to the three months ended June 30, 2010.

EBITDA for the three months September 30, 2010 was $126 million, 33% lower as compared to $187 million for the three months ended June 30, 2010 due to lower shipments due to weaker market conditions and the seasonal slowdown in Europe.

Liquidity and Capital Resources

For the three months ended September 30, 2010, net cash provided by operating activities was $0.8 billion, compared to $0.4 billion for the three months ended June 30, 2010. The cash flow from operating activities for the third quarter of 2010 included $1.1 billion of investment in operating working capital as compared to $2.3 billion in the second quarter of 2010. With decreased activity levels during the third quarter of 2010, rotation days8 increased to 75 days from 65 days in the second quarter of 2010. The increase in rotation days during the third quarter was primarily due to higher inventory days. Cash provided in other operating activities for the three months ended September 30, 2010 amounted to $73 million as compared to cash used in other operating activities for the three months ended June 30, 2010 of $27 million.

Net cash used in investing activities for the three months ended September 30, 2010 remained flat at $0.8 billion, as compared to the three months ended June 30, 2010. During the third quarter of 2010 the Company subscribed to a capital increase in MacArthur Coal Ltd. for $65 million and paid $51 million in connection with the acquisition of minority interests in Ostrava (a transaction concluded in 2009). Capital expenditures increased to $0.8 billion for the three months ended September 30, 2010 as compared to $0.6 billion for the three months ended June 30, 2010. The Company expects capital expenditures to total approximately $3.7 billion in 2010.

During the third quarter of 2010, the Company paid dividends amounting to $334 million as compared to $309 million in the second quarter of 2010. Dividends paid during the third quarter of 2010 include $283 million in the parent company and $51 million paid to minority shareholders.

At September 30, 2010, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $3.5 billion as compared to $2.6 billion at June 30, 2010. During the quarter, net debt increased by $1.8 billion to $22.1 billion as compared with $20.3 billion at June 30, 2010 and operating working capital (defined as inventory plus trade accounts receivables less trade accounts payables) increased by $1.9 billion to $16.0 billion as compared to $14.1 billion at June 30, 2010, primarily due to higher inventory and foreign exchange impact.

The Company had liquidity of $14.99 billion at September 30, 2010, compared with liquidity of $12.8 billion at June 30, 2010, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $3.5 billion and $11.4 billion of available credit lines.  During the third quarter of 2010, the Company completed issuances of USD 2.5 billion principal amount of US dollar denominated notes, consisting of USD 1 billion of 3.75% notes due 2015, USD 1 billion of 5.25% notes due 2020, as well as a USD 0.5 billion reopening of its 7% notes due 2039.

Update on management gains, fixed cost reduction program and capacity utilization

At the end of the third quarter of 2010, the Company’s annualized sustainable savings remained flat at $3.0 billion as compared to $3.0 billion as of the end of June 30, 2010. The Company maintains its target to reach management gains of $5.0 billion of sustainable SG&A, fixed cost reductions and continuous improvement by end of 2012. The Company has also achieved $4.4 billion ($2.6 billion at a constant dollar10) of annualized temporary fixed cost savings in the third quarter of 2010 resulting from industrial optimization in response to lower demand. During the second quarter of 2010, the Company achieved $3.9 billion ($1.8 billion at a constant dollar10) of annualized temporary fixed cost savings.

Capacity utilization decreased to approximately 71% in the third quarter of 2010, as compared to approximately 78% in the second quarter of 2010 due to seasonal slowdown primarily in Europe.

Recent Developments

•	On October 12, 2010, the action against ArcelorMittal by the State Prosecutor’s Office of Ukraine relating to investment commitments postponed because of the global economic crisis was withdrawn.

•
On September 30, 2010, the European Commission issued a decision lowering the total fines imposed in June 2010 on 17 pre-stressing steel wire producers alleged to be involved in a cartel by 60.47 million euros, from 518.5 million euros previously. The total amount of fines imposed on ArcelorMittal entities has been lowered from 317.2 million euros to 267.1 million euros. Meanwhile, several entities of the ArcelorMittal group have lodged appeals against the Commission decision with the General Court in Luxembourg.

•
On September 22, 2010 ArcelorMittal announced that Mr. Bernard Fontana has been appointed Chief Executive of its Stainless Division. Mr. Fontana was previously Head of Human Resources for the Group and is replacing Jean-Yves Gilet, who has left the Company to head up France's Strategic Investment Fund. He will report to Gonzalo Urquijo, Member of the Group Management Board of ArcelorMittal. Mr. Willie Smit, who was Vice President Employee Relations & Benchmarking, will replace Bernard Fontana as Executive Vice President, Head of Human Resources and will join the Group's Management Committee. Mr. Smit has been with ArcelorMittal since 2005 and previously held senior HR positions at leading mining, manufacturing and construction companies, including as Vice President of Human Resources at Siberian-Urals Aluminium Company (SUAL) in Russia. The Company continues its assessment of a potential spin-off of its Stainless Steel business.

•
On September 8, 2010 ArcelorMittal and BHP Billiton jointly announced that they have ended preliminary discussions to combine the two companies' iron ore mining and infrastructure interests in Liberia and Guinea into a single joint venture. The companies were unable to reach a commercial agreement. ArcelorMittal will continue to develop its operations and iron ore interests in Liberia independently and believes the potential of this business remains attractive. The first phase of the project is under construction with Direct Shipping Ore (DSO) production expected in the second half of 2011.

•
On August 2, 2010 ArcelorMittal completed the pricing of two series of US dollar denominated notes, consisting of USD 1.0 billion aggregate principal amount of its 3.75% Notes due 2015, USD 1 billion aggregate principal amount of its 5.25% Notes due 2020 and also reopened its 7% Notes due 2039 for USD 0.5 billion aggregate principal amount. The 7% Notes due 2039 will be consolidated with and will form a single series with the USD 1.0 billion aggregate principal amount of 7% Notes due 2039 that were issued on October 8, 2009.  The gross proceeds to ArcelorMittal (before expenses), amounting to approximately USD 2.5 billion, were used to refinance existing indebtedness.

For further information about some of these recent developments, please refer to our website www.arcelormittal.com

Fourth quarter of 2010 outlook

Fourth quarter 2010 EBITDA is expected to be approximately $1.5 - $1.9 billion. Shipments are expected to improve slightly; average steel selling prices and EBITDA/tonne are expected to decline, while capacity utilization levels are expected to remain flat. Operating costs are expected to increase as compared to the third quarter of 2010 due to higher raw material prices.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	June 30,	December 31,
In millions of U.S. dollars	2010	2010	200914
ASSETS
Cash and cash equivalents including restricted cash	$3,477	$2,578	$6,009
Trade accounts receivable and other	7,578	7,366	5,750
Inventories	21,625	19,458	16,835
Prepaid expenses and other current assets	4,756	4,193	4,213
Total Current Assets	37,436	33,595	32,807

Goodwill and intangible assets	16,443	15,720	17,034
Property, plant and equipment	57,568	54,715	60,385
Investments in affiliates and joint ventures and other assets	19,179	16,713	17,471
Total Assets	$130,626	$120,743	$127,697

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$5,359	$5,599	$4,135
Trade accounts payable and other	13,249	12,774	10,676
Accrued expenses and other current liabilities	8,855	8,158	8,719
Total Current Liabilities	27,463	26,531	23,530

Long-term debt, net of current portion	20,177	17,234	20,677
Deferred tax liabilities	5,126	4,846	5,144
Other long-term liabilities	11,643	11,258	12,948
Total Liabilities	64,409	59,869	62,299

Equity attributable to the equity holders of the parent	62,475	57,077	61,045
Non–controlling interests	3,742	3,797	4,353
Total Equity	66,217	60,874	65,398
Total Liabilities and Shareholders’ Equity	$130,626	$120,743	$127,697

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
	September 30	June 30	September 30	September 30	September 30
In millions of U.S. dollars	2010	2010	200914	2010	200914
Sales	$21,039	$21,651	$16,170	$61,342	$46,468
Depreciation	(1,182)	(1,160)	(1,222)	(3,544)	(3,568)
Impairment	(26)	(119)	(62)	(145)	(62)
Exceptional items11	0	0	0	0	(2,425)
Operating income / (loss)	1,057	1,723	326	3,466	(2,341)
Operating margin %	5.0%	8.0%	2.0%	5.7%	(5.0%)

Income (loss) from equity method investments and other income	108	183	99	385	(43)
Net interest expense	(378)	(308)	(387)	(1,041)	(1,092)
Mark to market on convertible bonds	24	555	(110)	720	(467)
Foreign exchange and other net financing gains (losses)	(27)	(479)	106	(694)	(301)
Revaluation of derivative instruments	16	34	6	42	(30)
Income (loss) before taxes and non-controlling interest	800	1,708	40	2,878	(4,274)
Income tax benefit	566	75	888	990	3,215
Income (loss) including non-controlling interest	1,366	1,783	928	3,868	(1,059)
Non-controlling interests	(16)	(79)	(18)	(135)	114
Net income (loss) attributable to owners of the parent	$1,350	$1,704	$910	$3,733	$(945)

Basic earnings (loss) per common share	0.89	1.13	0.60	2.47	(0.66)
Diluted earnings (loss) per common share	0.89	0.75	0.60	2.06	(0.66)

Weighted average common shares outstanding (in millions)	1,510	1,510	1,508	1,510	1,424
Adjusted diluted weighted average common shares outstanding (in millions)	1,537	1,599	1,597	1,599	1,424

EBITDA3	$2,265	$3,002	$1,610	$7,155	$3,714
EBITDA Margin %	10.8%	13.9%	10.0%	11.7%	8.0%

OTHER INFORMATION
Total iron ore production12 (million metric tonnes)	17.4	16.4	13.1	49.6	37.1
Crude steel production (million metric tonnes)	22.7	24.8	19.6	70.6	50.7
Total shipments of steel products13 (million metric tonnes)	21.0	22.8	18.2	65.2	51.1

Employees (in thousands)	277	281	287	277	287

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended			Nine Months Ended
	September 30, 2010	June 30, 2010	September 30, 200914	September 30, 2010	September 30, 200914
Operating activities:
Net income (loss)	$1,350	$1,704	$910	$3,733	$(945)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Non-controlling interest	16	79	18	135	(114)
Depreciation and impairment	1,208	1,279	1,284	3,689	3,630
Exceptional items11	-	-	-	-	2,425
Deferred income tax	(773)	(346)	(995)	(1,670)	(3,293)
Change in operating working capital15	(1,094)	(2,304)	1,300	(5,140)	5,164
Other operating activities (net)	73	(27)	(129)	(301)	(2,404)
Net cash provided by operating activities	780	385	2,388	446	4,463
Investing activities:
Purchase of property, plant and equipment	(805)	(643)	(575)	(1,987)	(1,993)
Other investing activities (net)	(30)	(117)	(83)	(273)	60
Net cash used in investing activities	(835)	(760)	(658)	(2,260)	(1,933)
Financing activities:
Proceeds (payments) relating to payable to banks and long-term debt	1,367	(355)	(3,020)	971	(6,401)
Dividends paid	(334)	(309)	(306)	(925)	(1,003)
Share buy-back	-	-	-	-	(234)
Acquisition of non-controlling interest16	(207)	(10)	-	(590)	-
Offering of common shares	-	-	-	-	3,153
Other financing activities (net)	(37)	(16)	(27)	(76)	(45)
Net cash provided by (used in) financing activities	789	(690)	(3,353)	(620)	(4,530)
Net increase (decrease) in cash and cash equivalents	734	(1,065)	(1,623)	(2,434)	(2,000)
Effect of exchange rate changes on cash	242	(195)	210	(101)	256
Change in cash and cash equivalents	$976	$(1,260)	$(1,413)	$(2,535)	$(1,744)

Appendix 1a - Key financial and operational information - Third Quarter of 2010

In million of U.S. dollars, except crude steel production, steel shipment and average steel selling price data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Distribution Solutions
FINANCIAL INFORMATION

Sales	$4,750	$6,267	$5,527	$2,558	$1,350	$3,977
Depreciation and impairment	(250)	(372)	(270)	(152)	(74)	(44)
Operating income	521	104	363	208	29	82
Operating margin (as a % of sales)	11.0%	1.7%	6.6%	8.1%	2.1%	2.1%

EBITDA3	771	476	633	360	103	126
EBITDA margin (as a % of sales)	16.2%	7.6%	11.5%	14.1%	7.6%	3.2%
Capital expenditure17	159	151	184	184	24	25

OPERATIONAL INFORMATION
Crude steel production (000’ Mt)	5,932	7,107	5,472	3,726	455	-
Steel shipments (000’ Mt)	4,979	6,521	5,772	3,261	442	4,467
Average steel selling price ($/MT)18	826	855	832	630	2,864	855

Appendix 1 b- Key financial and operational information – Nine Months of 2010

In million of U.S. dollars, except crude steel production, steel shipment and average steel selling price data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Distribution Solutions
FINANCIAL INFORMATION

Sales	$14,316	$18,732	$15,771	$7,266	$4,180	$11,468
Depreciation and impairment	(754)	(1,080)	(802)	(439)	(224)	(142)
Operating income (loss)	1,666	459	1,020	679	219	228
Operating margin (as a % of sales)	11.6%	2.5%	6.5%	9.3%	5.2%	2.0%

EBITDA3	2,420	1,539	1,822	1,118	443	370
EBITDA margin (as a % of sales)	16.9%	8.2%	11.6%	15.4%	10.6%	3.2%
Capital expenditure17	463	429	403	432	75	61

OPERATIONAL INFORMATION
Crude steel production (000’ Mt)	17,465	23,020	17,225	11,295	1,589	-
Steel shipments (000’ Mt)	15,596	20,917	17,450	9,874	1,360	13,422
Average steel selling price ($/MT)18	786	794	790	604	2,879	820

Appendix 2a: Steel Shipments by geographical location19

Amounts in thousands of tonnes	Q310	Q210	Q309
Flat Carbon America:	4,979	5,346	4,162
North America	3,680	3,857	2,676
South America	1,299	1,489	1,486

Flat Carbon Europe	6,521	7,540	5,601

Long Carbon:	5,772	5,984	5,025
North America	1,125	1,052	828
South America	1,342	1,366	1,243
Europe	3,083	3,345	2,783
Other20	222	221	171

AACIS:	3,261	3,409	3,043
Africa	1,115	1,347	1,235
Asia, CIS & Other	2,146	2,062	1,808

Stainless Steel	442	482	354

Appendix 2b: EBITDA3 by geographical location

Amounts in USD millions	Q3 10	Q2 10	Q3 09
Flat Carbon America:	771	1,075	332
North America	571	773	148
South America	200	302	184

Flat Carbon Europe	476	555	271

Long Carbon:	633	704	589
North America	64	60	(42)
South America	414	419	449
Europe	108	178	135
Others20	47	47	47

AACIS:	360	483	235
Africa	104	193	46
Asia, CIS & Other	256	290	189

Stainless Steel	103	191	133

Distribution Solutions	126	187	(1)

Appendix 2c: Iron Ore production

(Production million tonnes) (a)
	Type	Product	3Q 10	2Q 10	3Q 09
North America (b)	Open Pit	Concentrate and Pellets	7.4	7.6	4.5
South America (d)	Open pit	Lump and Sinter feed	1.3	1.1	0.8
Europe	Open pit	Lump and fines	0.4	0.4	0.4
Africa	Open Pit / Underground	Lump and fines	0.3	0.2	0.2
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump and fines	3.5	3.5	3.5
Captive - iron ore			13.0	12.8	9.3

North America (c )	Open Pit	Pellets	2.2	2.5	2.2
South America (d)	Open Pit	Lump and Fines	0.0	0.0	0.3
Africa (e)	Open Pit	Lump and Fines	2.2	1.1	1.4
Long term contract - iron ore			4.4	3.6	3.8

Group			17.4	16.4	13.1

a)	Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
b)
Includes own share of production from Hibbing (USA-62.30%), and Pena (Mexico-50%). For 2009, it also includes Wabush (Canada-28.57%), for which on October 9, 2009, ArcelorMittal entered into an agreement to divest its non-controlling (minority) interest. The transaction was completed in February 2010.

c)	Includes long term supply contract with Cleveland Cliffs.
d)	Includes Andrade mine operated by Vale until November 15, 2009: prices on a cost plus basis. From November 16, 2009 the mine has been operated by ArcelorMittal and included as captive.
e)	Strategic agreement with Sishen/Thabazambi (Africa); prices on a cost plus basis. Includes strategic agreement with Kumba.

Appendix 2d: Coal production

(Production million tonnes)
Mine	3Q 10	2Q 10	3Q 09
North America	0.6	0.6	0.5
Asia, CIS & Other	1.2	1.2	1.2
Captive - coal	1.8	1.7	1.7

North America(a)	0.1	0.1	0.1
Africa(b)	0.1	0.0	0.1
Coal-long term contracts (a),(b)	0.1	0.1	0.1

Group	2.0	1.8	1.9

a)	Includes strategic agreement - prices on a coast plus basis
b)	Includes long term lease - prices on a coast plus basis

Appendix 3: Debt repayment schedule as of September 30, 2010

Debt repayment schedule ($ billion)	2010	2011	2012	2013	2014	>2014	Total
Term loan repayments
- Under €12bn syndicated credit facility	-	3.2	-	-	-	-	3.2
- Convertible bonds	-	-	-	-	2.0	-	2.0
- Bonds21	-	-	-	3.6	1.3	8.5	13.4
Subtotal	-	3.2	-	3.6	3.3	8.5	18.6
LT revolving credit lines
- €5bn syndicated credit facility	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-
- $0.6bn bilateral credit facilities	-	-	-	-	-	-	-
Commercial paper22	2.5	-	-	-	-	-	2.5
Other loans	0.6	1.1	1.2	0.4	0.4	0.7	4.4
Total Gross Debt	3.1	4.3	1.2	4.0	3.7	9.2	25.5

Appendix 4: Credit lines available as of September 30, 2010

Credit lines available ($ billion)	Maturity	Equiv. $	Drawn	Available
€5bn syndicated credit facility23	30/11/2012	$6.8	$0.0	$6.8
$4bn syndicated credit facility	06/05/2013	$4.0	$0.0	$4.0
$0.6bn bilateral credit facilities	30/06/2013	$0.6	$0.0	$0.6
Total committed lines		$11.4	$0.0	$11.4

Appendix 5 - Other ratios

Ratios	Q3 10	Q2 10
Gearing24	33%	33%
Net debt to average EBITDA ratio based on yearly average EBITDA from Jan 1, 2004	1.4X	1.4X
Net debt to EBITDA ratio based on last twelve months EBITDA	2.4X	2.4X

Appendix 6 – Details of footnotes

______________________________________
1 The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
3 EBITDA is defined as operating income plus depreciation, impaiment expenses and exceptional items.
4 Net debt refers to long-term debt, plus short-term debt, less cass and cash equivalents, restricted cash and short-term investments.
5 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions and impairments of financial instruments.
6 The VAME and VAMA projects forecast completion date are still to be determined
7 As from January 1, 2010 the Steel Solutions and Services segment has been renamed ArcelorMittal Distribution Solutions (AMDS).
8 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.
9 Includes back-up lines for the commercial paper program of approximately $2.7 billion (€2 billion).
10 At average 2008 exchange rate.
11 During the nine months ended September 30, 2009 the Company recorded exceptional charges amounting to $2.4 billion primarily related to write-downs of inventory and provisions for workforce reductions.
12 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
13 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.
14 In accordance with IFRS the Company has adjusted the financial information for the three month and nine month period ended September 30, 2009 retrospectively for the finalization in 2009 of the allocation of purchase price for certain business combinations carried out in 2008. The adjustments have been reflected in the Company’s consolidated financial statements for the year ended December 31, 2009 and six months ended June 30, 2009.
15 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.
16 Refers to the acquisition of 3.57% non-controlling interest in Ostrava and for a minority buy out in ZKZ Poland, which according to IAS 27 as revised in 2008 is presented as financing activities.
17 Segmental capex includes the acquisition of intangible assets (such as concessions for mining and IT support).
18 Average steel selling prices are calculated as steel sales divided by steel shipments.
19 Shipments originating from a geographical location.
20 Includes Tubular products business
21 $422.5 million US bond due 2014 redeemed early on April 1, 2010 in line with the terms of the indenture.
22 Commercial paper is expected to continue to be rolled over in the normal course of business.
23 Euro denominated loans converted at the Euro: $ exchange rate of 1.3648 as at September 30, 2010.
24 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.